Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group ESG Report 2020’ to Korea Exchange

On July 19, 2021, Shinhan Financial Group submitted ‘Shinhan Financial Group ESG Report 2020’ (“the Report”) to Korea Exchange. The report is available at our website (www.shinhangroup.com).

The Report complies with Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) and fulfills the conditions in accordance with the Core Option. The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

The Report complies with the TCFD Recommendations and Principles for Responsible Banking. SASB’s Industry Standard is also reflected in the Report.